Exhibit 1

20 June 2016

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 20 June 2016 it purchased 100,000 of its ordinary shares at a price of 1540.5455 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 42,349,124 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,287,683,603 (excluding shares to be held in treasury).